

January 19, 2011

Antal Markus
Chief Executive Officer
A & J Venture Capital Group, Inc.
23890 Copper Hill Drive, #206
Valencia, CA 91354

> **Re:** **A & J Venture Capital Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 5, 2011**
> **File No. 333-146441**

Dear Mr. Markus:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jennifer Thompson
Accounting Branch Chief